UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Adaptive Medias, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

00652J 109

(CUSIP Number)

James Batmasian

215 N. Federal Highway

Boca Raton Florida 33432

(561) 392-8920

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00652J 109

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

James Batmasian

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See Item 3 of this Schedule 13D)

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

1,777,778 (15.52%)%
	8.	Shared Voting Power

1,777,778 (15.52%)
	9.	Sole Dispositive Power

1,777,778 (15.52%)
	10.	Shared Dispositive Power

1,777,778 (15.52%)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,777,778 (15.52%)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

15.52%. The percentage is calculated using 11,452,003 outstanding shares of the Issuer’s Common Stock as of September 3, 2014

14.	Type of Reporting Person (See Instructions)

IN

Item 1.   Security and Issuer.

This Schedule 13D relates to the Common Stock of Adaptive Medias, Inc., whose principal executive office is located at 16795 Von Karman Avenue, Suite 240, Irvine, California 92606 (the “Issuer”).

Item 2.   Identity and Background.

(a) The name of the reporting person is James Batmasian (the “Reporting Person”).

(b) The business address of the Reporting Person is 215 N. Federal Highway, Boca Raton Florida 33432.

(c) The Reporting Person is the Principal of Investments Limited, a real estate ownership and management firm located at 215 N. Federal Highway, Boca Raton Florida 33432.

(d) No.

(e) No.

(f) U.S. Citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

On September 3, 2014, Reporting Person purchased Common Stock, pursuant to a Common Stock Purchase Agreement, in cash from personal funds designated for investment.

Item 4.   Purpose of Transaction.

The securities of the Issuer were acquired by the Reporting Person as set forth in Item 3 of this Schedule, which is hereby incorporated by reference.

Item 5.   Interest in Securities of the Issuer.

(a) As of the date of this filing, the Reporting Person beneficially owns 1,777,778 shares of Common Stock, representing 15.52% of the outstanding shares of Common Stock of the Issuer (based upon 11,452,003 shares of Common Stock issued and outstanding as of September 3, 2014).

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition of 1,777,778 shares of the Common Stock of the Issuer.

(c) No transactions in the past sixty (60) days.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of Reporting Person’s holdings in the Issuer.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 3 is incorporated herein by this reference.

Item 7.   Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

October 23, 2014

/s/ James Batmasian
James Batmasian